

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 26, 2016

<u>Via E-mail</u>
Brenton L. Saunders
Chief Executive Officer and President
Allergan plc
Morris Corporate Center III
400 Interpace Parkway
Parsippany, New Jersey 07054

      Re: **Allergan plc**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              File No. 001-36867

Dear Mr. Saunders:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Sharon Blume

                        Sharon Blume
                        Accounting Branch Chief
                        Office of Healthcare and Insurance